Dear Sesen Bio Stockholders: On behalf of the entire Carisma management team and board of directors, I want to tell you how excited we are about the pending merger with Sesen Bio. We believe we will do great things together to revolutionize the way we treat cancer and other serious diseases and are confident that this merger will create significant value for our future stockholders – both you and current Carisma shareholders. We appreciate that many of you are new to the Carisma story, so let me tell you a little about ourselves. Carisma was founded in 2017 at the University of Pennsylvania by Dr. Michael Klichinsky, our Chief Scientific Officer, and Dr. Saar Gill, Chair of our Scientific Advisory Board, who invented the revolutionary CAR-Macrophage (“CAR-M”) proprietary technology that forms the underlying technology foundation for our company. I joined the company shortly thereafter in February 2018, bringing nearly thirty years of pharma and biotech experience across multiple therapeutic areas and spanning drug discovery, clinical trials, drug approval and commercialization. We’ve accomplished a great deal since founding Carisma, and we are incredibly proud of the revolutionary technology we are developing and the company we have built. As you may know, cell therapy and immunology have transformed the way cancer is treated around the world. Carisma’s CAR-M proprietary technology is a next generation cell therapy designed to genetically engineer macrophages to attack solid tumor cells the same way they would respond to foreign pathogens such as bacteria. While macrophages alone do not have the ability to recognize and kill tumor cells, genetically engineered macrophages identify a cell as cancerous and initiate an immune response to destroy it. Based on a similar process, genetically engineered T-Cells (CAR-T) are currently leading the cell therapy revolution, having already become a successful treatment option for patients with certain forms of advanced blood cancers, such as leukemia, lymphoma, and multiple myeloma. Since the first CAR-T therapy was approved in 2017, CAR-T therapies have generated over $2 billion in sales. However, success against solid tumors has remained elusive.  That is where Carisma comes in: We believe our CAR-M approach has the potential to revolutionize the treatment of advanced, metastatic solid tumors the same way CAR-T has revolutionized the treatment of certain blood cancers. Our technology is believed to have the only demonstrated proof of mechanism and safety data in CAR-M therapy through human clinical trials, and we’re thrilled to be evaluating our first CAR-M program in the clinic and are encouraged by the Phase 1 in-human clinical data. We couldn’t have made this much progress without the support of our world-class leadership team, board of directors and strategic partners. Our leadership team is comprised of world- renowned experts and leaders in their fields with decades of cell therapy experience and strong track records in oncology and drug development to deliver on the promise of engineered macrophages as a transformative approach to the treatment of cancer. The board of directors has deep expertise in science, technology, drug development, finance, and strategy, positioning Carisma to be an industry leader in the development and commercialization of next generation cell therapies. Michael Torok, a principal in Sesen Bio’s largest stockholder group, will join our Board at closing, bringing a public investor focused perspective. We have a partnership with Moderna that focuses on the discovery, development and commercialization of in vivo engineered CAR-M therapeutics for the treatment of cancer with up to 12 fully funded programs, four of which have already been initiated to date. We recently welcomed Dr. Lin Guey – a leading expert in mRNA therapeutics who oversees Moderna’s partnership with Carisma – to our Scientific Advisory Board. Finally, we are backed by many well-known biotech investors who are highly supportive of Carisma, including AbbVie, Moderna, Wellington, and TPG Biotech, several of whom are providing an additional $30 million of financing to support the continued growth of the combined company. This is a great time for Sesen Bio stockholders to have an ownership position in Carisma. Our platform and our pipeline continue to grow, and we have multiple potential value inflection points over the next 18 months that we are excited about: • Our lead program is currently in a phase 1 monotherapy study, which we are expanding to include a combination study with KEYTRUDA, for which the CAR-M product will be manufactured at Novartis • Our CAR monocyte program is expected to file an IND in the second half of this year, which will add another in-human clinical stage asset into our pipeline • Our next generation mesothelin targeted program is incorporating our latest CAR design • 4 out of 12 in-vivo programs with Moderna have already been initiated and we expect proof of concept data later this year • And finally, we have a few programs outside of oncology that are currently in discovery stage Filed by Sesen Bio, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 Subject Company: Sesen Bio, Inc. Commission File No.: 001-36296

Cautionary Note on Forward-Looking Statements Any statements in this communication about future expectations, plans and prospects for Sesen Bio, Inc. (Sesen Bio), CARISMA Therapeutics Inc. (Carisma) or the combined company, Sesen Bio’s, Carisma’s or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction, the expected ownership percentages of the combined company, Sesen Bio’s and Carisma’s respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing, the receipt of any payments under the contingent value rights, and the amount and timing of distributions to be made to Sesen Bio stockholders, if any, in connection with any potential dissolution or liquidation scenario are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma’s ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the effect of uncertainties related to the actions of activist stockholders, which could make it more difficult to obtain the approval of Sesen Bio stockholders with respect to the transaction related proposals and result in Sesen Bio incurring significant fees and other expenses, including for third-party advisors; (x) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, as amended; (xi) the effect of the announcement, pendency or completion of the merger on Sesen Bio’s or Carisma’s business relationships, operating results and business generally; (xii) costs related to the merger; (xiii) the outcome of any legal proceedings instituted against Sesen Bio, Carisma or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xiv) the ability of Sesen Bio or Carisma to protect their respective intellectual property rights; (xv) competitive responses to the proposed transaction and changes in expected or existing competition; (xvi) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvii) regulatory requirements or developments; (xviii) changes to clinical trial designs and regulatory pathways; (xix) changes in capital resource requirements; (xx) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xxi) legislative, regulatory, political and economic developments; and (xxii) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the Securities Exchange Commission (SEC). In addition, the forward-looking statements included in this communication represent Sesen Bio’s and Carisma’s views as of the date hereof. Sesen Bio and Carisma anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward-looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof. Important Additional Information In connection with the proposed transaction between Carisma and Sesen Bio, Sesen Bio first mailed to Sesen Bio stockholders a definitive proxy statant/prospectus on or about January 24, 2023, and a supplement to the proxy statement/prospectus on or about February 17, 2023. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, THE SUPPLEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the definitive proxy statement/prospectus and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Participants in the Solicitation Sesen Bio and Carisma and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the definitive proxy statement/prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive proxy statement/ prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above. The funding that Sesen Bio is contributing to the combined company will help to achieve these milestones to hopefully unlock significant value for all stockholders, including you by virtue of your ownership in the combined company. Several of Sesen Bio’s largest stockholders have pledged their support for the merger, and leading independent proxy advisory firms Institutional Shareholder Services Inc. and Glass, Lewis & Co., LLC have both recommended Sesen Bio’s stockholders for “FOR” the merger. These endorsements are an important vote of confidence that the pending merger with Carisma is the most value maximizing option for Sesen Bio stockholders, but we can’t complete the merger without your support. We urge you to vote “FOR” each of the proposals listed on the WHITE proxy card enclosed with the previously mailed definitive proxy statement / prospectus. We look forward to working together to revolutionize the treatment of cancer and other serious diseases and creating tremendous stockholder value. Regards, Steven Kelly President & CEO Carisma Therapeutics